UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________

FORM 11-K
_________

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-362

A. Full title to the plan and the address of the plan, if different from that of the issuer named below

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

FRANKLIN ELECTRIC CO., INC.
9255 COVERDALE ROAD
FORT WAYNE, IN 46809

Franklin Electric Co., Inc. Retirement Program

Financial Statements as of December 31, 2024 and 2023, and for the Year Ended December 31, 2024, and Supplemental Schedule Report as of and for the Year Ended December 31, 2024, and Report of Independent Registered Public Accounting Firm

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
TABLE OF CONTENTS

Page
Number

Report of Independent Registered Public Accounting Firm - GJC CPA's & ADVISORS	4

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2024	6
Notes to Financial Statements as of December 31, 2024 and 2023, and for the Year Ended December 31, 2024	7

Supplemental Schedules
Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions	11
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024	12

Signature	13

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - GJC CPA’s & ADVISORS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 24, 2025

To the Participants and Employee Benefits Committee
Franklin Electric Co., Inc. Retirement Program

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Franklin Electric Co., Inc. Retirement Program (the “Plan”) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, as well as the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in its net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in the schedule of assets (held at end of year) as of December 31, 2024 and the schedule of delinquent participant contributions for the year ended December 31, 2024 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GJC CPA’S & ADVISORS

Chicago, Illinois

We have served as the Plan’s auditor since 2023.

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (ROUNDED)
AS OF DECEMBER 31, 2024 AND 2023

(In thousands)	2024	2023

ASSETS:
Investments at fair value	$245,529	$224,753
Total investments (see Note 3)	245,529	224,753

Receivables:
Employer contributions	8,971	9,149
Notes receivable from participants	3,505	2,798
Total receivables	12,476	11,947

Net assets available for benefits	$258,005	$236,700

See Notes to Financial Statements.

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (ROUNDED)
FOR THE YEAR ENDED DECEMBER 31, 2024

(In thousands)

Contributions:
Participant contributions	$9,443
Participant rollover contributions	2,233
Employer contributions	8,971
Total contributions	20,647

Investment income:
Net appreciation in fair value of investments	26,213
Dividends and interest	1,808
Total investment income	28,021

Total additions	48,668

Deductions:
Benefits paid to participants	27,095
Administrative expenses	268
Total deductions	27,363

Net increase	21,305

Net assets available for benefits:
Beginning of year	236,700
End of year	$258,005

See Notes to Financial Statements.

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024

1. DESCRIPTION OF THE PLAN
The following description of the Franklin Electric Co., Inc. Retirement Program (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information, which is available from the Plan Administrator.

General - The Plan is administered by the Franklin Electric Co., Inc. (the “Company”) Employee Benefits Committee (“Plan Fiduciary”). The Employee Benefits Committee is appointed by the Company and approved by the Board of Directors of Franklin Electric Co., Inc. The Plan's trustee is Principal Trust Company (“Plan Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is a defined-contribution employee benefit plan covering substantially all eligible employees. Company matching contributions for employees are also made to the Plan.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited/charged with: (a) the participant's contributions and withdrawals; (b) Company matching contributions and service-based contributions (if applicable) made to the Plan; and (c) Plan earnings and losses, less expenses.

Allocation of earnings and expenses are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contribution - Eligible participants may generally elect to contribute on a combined pre-tax, Roth and post-tax basis from 1 percent to 50 percent of their eligible compensation not to exceed the IRS limit ($23,000 for 2024). An additional $7,500 'catch-up' contribution is also allowed for the year if an employee reaches age 50 by the end of the calendar year. Employees are automatically enrolled in the Plan at 3 percent contribution of wages upon employment with the Company, and automatically escalate 1 percent each year to a maximum of 6 percent unless otherwise specified by the employee.

For eligible participants, the Company contributed an amount equal to 100 percent for the first 2 percent and 50 percent of the next 3 percent of the participant's total contributions, or up to 3 1/2 percent of each employee's eligible compensation. Participants also receive a service-based contribution in the range of 3 percent to 9 percent of annual compensation depending on the number of years of service to the Company.

Company contributions to the participant accounts are funded in the first quarter following the plan year.

Vesting - Participants are 100 percent vested in both their own contributions and the employer match contribution at all times. Participants are 100 percent vested in the service contribution after completing three calendar years of service, with at least 1,000 hours of service completed within each calendar year. Forfeited balances of terminated participants may be used to pay Plan expenses or reduce the Matching Contribution or Service Contribution made under the Plan for the Plan Year in which the forfeiture occurs. Forfeited non-vested amounts of approximately $488,000 were used to offset employer contributions during the first quarter of 2025 relating to 2024 employer contributions.

Investments - Participating employees direct the investment of their contributions and account balances into various investment options offered by the Plan. The Plan currently offers a Franklin Electric common stock fund, an indexed bond fund, a stable return collective investment fund, a diversified real asset fund, various international equity funds, a small capitalization value fund, a small-cap growth fund, a small-cap blended fund, a mid-cap blended fund, a large capitalization growth fund, a large capitalization value fund, a large-cap blended fund, and various target date funds as investment options for participants.

Notes Receivable from Participants - Participants may borrow from their accounts up to the lesser of $50,000, or 50 percent of the participant's account (excluding the portion attributable to Roth Contributions or amounts rolled over from a designated Roth 401(k) or Roth 403(b) retirement account in another plan). Loan transactions are treated as a transfer between the investment fund and the loan fund. Loan terms range from 1 to 5 years for general purpose loans or up to 10 years for the purchase of a primary residence and are repaid through payroll deductions. The minimum principal amount of any loan shall be $1,000. Interest is charged at the prime rate plus 1 percent, determined at the time the funds are borrowed, and is credited to the participant's account. The maximum number of loans that a participant may have at any one time is two. Should the participant terminate as an employee of the Company, the balance of the outstanding loan(s) (including any accrued interest) becomes due, and the participant's account may be used to pay the balance of the outstanding loan(s).

All loan fees are paid by the participant and are deducted directly from the assets of the participant's account.

Administrative Expenses - To cover administrative, recordkeeping, and trustee expenses for the Plan, each participant is charged an annual administration fee of $61, which is assessed on a monthly basis. Additionally, participants are subject to transactional fees for process items such as loan requests, domestic relations orders, and expedited delivery requests.

Payment of Benefits - The Plan provides participants with various options for benefit payments upon termination, retirement, or death. Participants may choose from multiple forms of benefit payments, including monthly income for life, single-sum payments, partial payments, or annual payments over a fixed period. Spousal consent may be required for certain benefit elections. If the vested account balance is $7,000 or less, automatic distribution rules apply, including direct rollovers to an IRA for balances over $1,000. Prior to termination, participants may receive distributions due to financial hardship or disability, in-service distributions, qualified reservist distributions, and other distributions as defined by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties - Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Concentration of Credit Risk - At December 31, 2024 and 2023, approximately 13 percent and 15 percent of the Plan’s investments were invested in Franklin Electric Co., Inc. common stock. A significant decline in the market value of the common stock would significantly affect the net assets available for benefits.

Notes Receivable from Participants - Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions, and the notes are collateralized by the participants' account balances.

Investment Transactions - Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition - Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Investment Options - The Plan's investments are stated at fair value.

Investments in Franklin Electric Co., Inc. common stock are valued at the last quoted sale or bid prices, as reported on the NASDAQ Global Select Market. At December 31, 2024, there were 329,108 shares outstanding with a value of $97.45 per share, and at December 31, 2023, there were 354,121 shares outstanding with a value of $96.65 per share.

Shares of registered investment companies are valued at quoted market prices on a nationally recognized security exchange, which represent the net asset values of shares held by the Plan at year end.

Units held in the collective investments are valued based on the unit value established by the Fund for each investment on the valuation date. The Fund calculates the unit value by dividing each investment's net asset value on the calculation date by the number of units that are outstanding on the calculation date for each investment. The fair values of participation units held in the various collective investments were based on the net asset value reported by the Fund manager as of the financial statement dates and recent transaction prices. The Plan Administrator, committee, participant or other authorized party may instruct Principal in writing to redeem some or all units of the various collective investment. Redemptions will be handled by the Fund per the Participation Agreement in which the Plan Sponsor entered into with the Trust. Units will be redeemed at the unit value, as determined following receipt by Principal of written redemption instructions. Redemption proceeds will generally be paid to the account within one business day after receipt of a redemption request for participant directed redemptions, but no more than six business days after such a receipt. Plan Sponsor directed redemption will follow the withdrawal terms within the Participation Agreement per the Trust and could be held up to, but not to exceed, 12 months after receipt of the request for liquidation.

Management fees charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Accordingly, management fees are reflected as a reduction of investment return for such investments.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were not significant at December 31, 2024 and 2023.

Administrative Expenses - Administrative expenses may be paid by the Company or the Plan, at the Company's discretion and are recognized when incurred. An annual administration fee is paid by each participant.

3. INVESTMENTS
Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, provides guidance for defining, measuring, and disclosing fair value within an established framework and hierarchy. Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1 - Securities valued using quoted prices from active markets for identical assets;

Level 2 - Securities not traded on an active market but for which observable market inputs are readily available; and

Level 3 - Securities valued based on significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth, by level within the fair value hierarchy, a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2024 and 2023 (rounded):

(In thousands)	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Franklin Electric Co., Inc. common stock	$32,072	$32,072	$—	$—
Investments in shares of registered investment companies	31,864	31,864	—	—
Total assets in the fair value hierarchy	63,936	$63,936	$—	$—
Investments measured at net asset value (a)	181,593
Investments at fair value	$245,529

(In thousands)	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Franklin Electric Co., Inc. common stock	$34,226	$34,226	$—	$—
Investments in shares of registered investment companies	50,305	50,305	—	—
Total assets in the fair value hierarchy	84,531	$84,531	$—	$—
Investments measured at net asset value (a)	140,222
Investments at fair value	$224,753

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

There were no transfers between Level 1 and Level 2 investments during 2024 or 2023.

4. PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Notes receivable from participants held by the Plan and certain administrative services provided by paid service providers are also considered party-in-interest transactions.

At December 31, 2024 and 2023, the Plan held 329,108 and 354,121 shares, respectively, of common stock of Franklin Electric Co., Inc., the sponsoring employer. Dividends of common stock of Franklin Electric Co., Inc., for Plan year 2024 were approximately $344,000.

5. PLAN TERMINATION
The Company has not expressed any intent to terminate the Plan. If the Plan was terminated, the termination would be subject to provisions set forth by ERISA, and the net assets of the Plan would be allocated among the participants and the beneficiaries of the Plan in the order provided for by ERISA. In the event of Plan termination, participants would become fully vested in their employer service contributions and earnings thereon.

6. TAX STATUS
The IRS has determined and informed the Company by a letter, dated July 24, 2017, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the “Code”). The Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. DELINQUENT PARTICIPANT CONTRIBUTIONS
The Company failed to remit certain employee deferrals and loan repayments to the Plan in a timely manner according to DOL regulations during 2024 aggregating to $30,400. Of this amount, the Company has calculated lost earnings and deposited the lost earnings into the Plan of $2,207 in 2024.

8. SUBSEQUENT EVENT
The Plan Sponsor evaluated subsequent events for recognition or disclosure in these financial statements through June 24, 2025, the day these financial statements were available to be issued. There were no subsequent events that would require recognition in these financial statements or disclosure in the notes thereto.

SUPPLEMENTAL SCHEDULES

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
FORM 5500, SCHEDULE H, PART IV, LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

Name of plan sponsor: Franklin Electric Co., Inc.
Employer identification number: 35-0827455
Three-digit plan number: 007

Participant Contributions Transferred Late to Plan		Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☑		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2024	$30,400	$—	$30,400	$—	$—

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024

Name of plan sponsor: Franklin Electric Co., Inc.
Employer identification number: 35-0827455
Three-digit plan number: 007

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
(a)	(b)	(c)	(d)	(e)

*	Franklin Electric Co., Inc.	Common Stock		$32,071,558

	Collective funds:
	Invesco	Stable Value Trust		19,933,271
	Loomis Sayles Trust Company	Large Cap Growth Trust D Fund		19,916,560
	Pacific Investment Management Co.	Diversified Real Asset Collective Trust		998,820
	State Street Global Advisors	International Equity Index Fund		3,067,179
	State Street Global Advisors	S&P 500 Index Fund		37,887,009
	State Street Global Advisors	Russell Small/Mid Cap Index Fund		8,671,499
	State Street Global Advisors	US Bond Index Securities Lending Series		3,466,399
	BlackRock Inst Trust Co	BlackRock Total Return Bond L Fund		5,795,481
	Target date funds:
	State Street Global Advisors	State Street Target Retirement Income VI Fund		5,911,079
	State Street Global Advisors	State Street Target Retirement 2020 VI Fund		1,332,223
	State Street Global Advisors	State Street Target Retirement 2025 VI Fund		6,493,413
	State Street Global Advisors	State Street Target Retirement 2030 VI Fund		15,414,632
	State Street Global Advisors	State Street Target Retirement 2035 VI Fund		10,217,154
	State Street Global Advisors	State Street Target Retirement 2040 VI Fund		14,889,190
	State Street Global Advisors	State Street Target Retirement 2045 VI Fund		6,468,578
	State Street Global Advisors	State Street Target Retirement 2050 VI Fund		8,946,515
	State Street Global Advisors	State Street Target Retirement 2055 VI Fund		6,259,445
	State Street Global Advisors	State Street Target Retirement 2060 VI Fund		4,993,560
	State Street Global Advisors	State Street Target Retirement 2065 VI Fund		931,065

	Investments in shares of registered investment companies:
	Capital Research and Management Co	EuroPacific Growth Fund		8,124,312
	Dimensional Fund Advisors	Small Cap Value Fund		2,887,105
	Meridian	Growth Institutional Fund		4,577,888
	T. Rowe Price Associates, Inc.	Large Cap Value Fund		16,275,347

*	Various participants	Notes receivable (maturing 2025 to 2034 at interest rates of 4.25% to 9.50%)	—	3,504,536
				$249,033,818
*Party-in-interest.
**Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FRANKLIN ELECTRIC CO., INC.
(Registrant)
FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
(Name of plan)

Date: June 24, 2025	By	/s/ Russell D. Fleeger II
Russell D. Fleeger II
Interim Chief Financial Officer
(Principal Financial and Accounting Officer)